

OKLAHOMA SECRETARY OF STATE

| Brian Bingman
Secretary of State | 421 N.W. 13th, Suite 210
Oklahoma City, OK 73103 | J. Kevin Stitt
Governor |

| **May 5, 2021** | **RECEIPT** | Page 1 of 1 |

OZ SAFEROOMS TECHNOLOGIES INC.
3216 SE 30TH ST
DEL CITY OK 73115

Client ID: 191296270

Session ID: N/A

Process Date: 05/05/2021   **Receive Date:** 05/03/2021

Document Number	Document Detail	Filing Number	Entity Name	Page Count	Fee
49296130002	Restated Certificate of Incorporation	1912289713	OZ SAFEROOMS TECHNOLOGIES, INC.		$50.00

| | **Total Document Fees** | **$50.00** |

Payment Type	Payment Reference	Amount
Check	8374	$50.00
	Total Payments Received	**$50.00**

Note: Any overpayment will be refunded within 15 days of receipt of written request, or an automatic refund will be issued in 60 days
Evidence of Filed Document(s) or Orders(s) requested is enclosed.
Please include Client ID number on all correspondence.





OFFICE OF THE SECRETARY OF STATE

STATE OF OKLAHOMA

RESTATED
CERTIFICATE OF INCORPORATION

WHEREAS, *the Restated Certificate of Incorporation of*

OZ SAFEROOMS TECHNOLOGIES, INC.

has been filed in the office of the Secretary of State as provided by the laws of the State of Oklahoma.

NOW THEREFORE, I, *the undersigned, Secretary of State of the State of Oklahoma, by virtue of the powers vested in me by law, do hereby issue this certificate evidencing such filing.*

IN TESTIMONY WHEREOF, I *hereunto set my hand and cause to be affixed the Great Seal of the State of Oklahoma.*

GREAT SEAL OF THE STATE OF OKLAHOMA 1907

Filed in the city of Oklahoma City this 3rd day of May, 2021.

[signature]

Secretary of State

05/03/2021 08:59 AM
OKLAHOMA SECRETARY OF STATE



SOS



49296130002

RESTATED
CERTIFICATE OF INCORPORATION
(Oklahoma Corporation)

TO: OKLAHOMA SECRETARY OF STATE
421 NW 13th St, Suite #210
Oklahoma City, OK 73103
(405) 522-2520

Filing Fee: Minimum $50.00

PLEASE NOTE:

❖ The **filing fee** is a **MINIMUM of $50.00**. If the total authorized capital (the number of shares multiplied by the par value) **is increased** in excess of fifty thousand dollars ($50,000.00), the filing fee shall be an amount equal to one-tenth of one percent (1/10th of 1%) or $1.00 per $1,000.00 of such increase.

I hereby execute the following articles for the purpose of **restating** the certificate of incorporation in its entirety for:

Oz Saferooms Technologies, Inc.

an Oklahoma corporation, pursuant to the provisions of Title 18, Section 1080:

❖ The corporation is a Benefit Corporation (Title 18, Section 1202): **(check one)**   Yes ☐   No ☑

1. Name of the corporation:

Oz Saferooms Technologies, Inc.
_____**(Note:**
The name of the corporation **shall** contain one of the words **association, company, corporation, club, foundation, fund, incorporated, institute, society, union, syndicate, limited** or any abbreviations thereof, with or without punctuation, which shall be such as to distinguish it upon the records in the Office of the Secretary of State.)

2. **NAME** and street address of the registered agent for service of process in the state of Oklahoma:

   ❖ The registered agent **shall** be the corporation itself, an individual resident of Oklahoma, **or** a domestic or qualified foreign corporation, limited liability company, or limited partnership.

Name	Street Address (P.O. BOXES ARE **NOT** ACCEPTABLE)	City	State	Zip Code	County
Oz Saferooms Technologies, Inc.,	3216 SE 30 St.,	Del City	Oklahoma	73115	Oklahoma

3. **E-MAIL** address of the primary contact for the registered business:

jcaruso@ozsaferooms.com

4. Duration of the corporation is **perpetual**, unless otherwise stated: _____

5. Nature of the business or **purposes** for which the corporation is being formed:

   ❖ It shall be sufficient to state, either alone or with other businesses or purposes, that the purpose of the corporation is to **engage in any lawful act or activity for which corporations may be organized under the general corporation law of Oklahoma.**

> To engage in any lawful act or activity for which corporations may be organized under the general corporation law of Oklahoma.

(SOS FORM 0059-10/19)

6. Total number of shares which the corporation shall have the authority to issue, designation of each class and each series, if any, and par value of the shares of each class and/or series:

❖ The par value per share is a dollar ($) amount and is also used for the calculation of the total filing fee.

CLASS	NUMBER OF SHARES	SERIES (If any)	PAR VALUE PER SHARE (Or, if without par value, so state)
COMMON	100,000,000		$0.0005
PREFERRED	509,500	A - 9,500	$0.0005

(EXECUTE ONLY <u>ONE</u> OF THE FOLLOWING SECTIONS, WHICHEVER IS APPLICABLE)

Such restated certificate of incorporation was duly adopted by the Incorporator(s) or, if the Directors were named in the original certificate of incorporation or have been elected and qualified, by the Board of Directors before the corporation received any payment for any of its stock, in accordance with Title 18, Section 1076, and **restates, integrates** and **further amends** the certificate of incorporation.

❖ This section must be signed by the incorporators or directors of the corporation.

• Signed this _____ day of _____, _____ by:

Signature: _____   Signature: _____

Printed Name: _____   Printed Name: _____

Such restated certificate of incorporation was duly adopted in accordance with the provisions of Title 18, Section 1080 after being proposed by the Directors and adopted by the Shareholders in the manner and by the vote prescribed in Title 18, Section 1077, and **restates, integrates** and **further amends** the certificate of incorporation.

❖ This section must be signed by the president or vice president of said corporation and attested to by its secretary or assistant secretary.

• Signed this 15 day of MARCH, 2021 by:

Attested to by:

_____
Signature of **Secretary** or **Assistant Secretary**

JAMES CARUSO
James Caruso
Printed Name

X _____
Signature of **President** or **Vice President**

Andrew P. Zagorski
Printed Name

Such restated certificate of incorporation was duly adopted in accordance with the provisions of Title 18, Section 1080 by the Board of Directors without a vote of the Shareholders in accordance with Title 18, Section 1077, and merely **restates** and **integrates** and **does not further amend** the certificate of incorporation as up to this time amended or supplemented, and that there is no discrepancy between those provisions and the provisions of this restated certificate.

❖ This section must be signed by the president or vice president of said corporation and attested to by its secretary or assistant secretary.

• Signed this _____ day of _____, _____ by:

Attested to by:

_____
Signature of **Secretary** or **Assistant Secretary**

_____
Printed Name

_____
Signature of President or Vice President

_____
Printed Name

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
OZ SAFEROOMS TECHNOLOGIES, INC.

FIRST : The name of the Corporation is "Oz Saferooms Technologies, Inc. ".

SECOND : The address of the Corporation's registered office is Oz Saferooms Technologies, Inc. 3216 SE 30th Street, Del City, Oklahoma 73115.

The name of the Corporation's registered agent at such address is Oz Saferooms Technologies, Inc.

THIRD : The purpose for which the Corporation is organized is:

To engage in any lawful act or activity for which corporations may be organized under the general corporation law of Oklahoma.

FOURTH : The aggregate number of shares of all classes of stock which the Corporation has authority to issue is One Hundred Million, Five Hundred Nine Thousand, Five Hundred (100,509,500), consisting of One Hundred Million (100,000,000) shares of Common Stock with a par value of $0.0005 each, Nine Thousand Five Hundred (9,500) shares of Series A Preferred Stock with a par value of $0.0005 each, and Five Hundred Thousand (500,000) shares of undesignated Preferred Stock with a par value of $0.0005 . The shares of stock of the Corporation may be issued from time to time in such a manner and for such lawful consideration as may from time to time be fixed by the Board of Directors.

The designations, preferences and voting and other rights of and restrictions and limitations on the stock of the Corporation shall be as follows:

A. COMMON STOCK:

The holders of Common Stock of the Corporation shall be entitled to one vote per share of Common Stock on all matters which may be submitted to the holders of Common Stock of the Corporation.

B. SERIES A PREFERRED STOCK

The holders of Series A Preferred Stock of the Corporation shall have the following voting powers, preferences, rights, qualifications, limitations and restrictions:

  a. Voting. The holder of each share of Series A Preferred Stock shall be entitled to vote in the same manner and with the same effect as the holders of Common Stock, voting together with the holders of Common Stock as a single class. For this purpose, the holders of Series A Preferred Stock shall be given notice of any meeting of stockholders as to which the holders of Common Stock are given notice in accordance with the bylaws of the Corporation. As to any matter on which the holders of Series A Preferred Stock shall be entitled to vote, the holder of each share of Series A Preferred Stock shall have voting rights equal to one thousand (1,000) shares of Common Stock of the Corporation (the "Voting Ratio").

  In the event that the Corporation shall hereafter (A) issue additional shares of the common stock as a dividend or other distribution on outstanding Common Stock, (B) subdivide its outstanding shares of Common Stock, or (c) combine its outstanding shares of the Common

Stock into a smaller number of shares of Common Stock, then, in each such event, the Voting Ratio shall, simultaneously with the happening of such event, be adjusted by multiplying the then Voting Ratio by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately after such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such event, and the product so obtained shall thereafter be the Voting Ratio.

b. Dividends. The holders of Series A Preferred Stock shall not be entitled to receive dividends by reason of their ownership of Series A Preferred Stock.

c. Liquidation. Upon the liquidation, dissolution and winding up of the Corporation, the holder of each share of Series A Preferred Stock shall be entitled to receive in cash out of the net assets of the Corporation, whether from capital or from earnings available for distribution to its stockholders, before any amount shall be paid to the holders of Common Stock or to the holders of any other class or series of equity stock, an amount equal to the par value of that share.

C. UNDESIGNATED PREFERRED STOCK

The undesignated Preferred Stock may be issued from time to time and in one or more series. The Board of Directors of the Corporation is authorized to determine or alter the voting rights, designations, preferences, rights, qualifications, limitations and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and with the limitations or restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series of Preferred Stock, to increase or decrease (but not below the number of shares of any such series of Preferred Stock then outstanding) the number of shares of any such series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock. In the event that the number of shares of any series of Preferred Stock shall be so decreased, the shares constituting such decrease shall resume the status which such shares had prior to the adoption of the resolution originally fixing the number of shares of such series of Preferred Stock, subject to the requirements of applicable law.

D. GENERAL :

No holder of any stock of the Corporation of any class now or hereafter authorized shall have any right as such holder (other than such right, if any, as the Board of Directors in its discretion may determine) to purchase, subscribe for or otherwise acquire any shares of stock of the Corporation of any class now or hereafter authorized, or any part paid receipts or allotment certificates in respect of any such shares, or any securities convertible into or exchangeable for any such shares, or any warrants or other instruments evidencing rights or options to subscribe for, purchase or otherwise acquire any such shares, whether such shares, receipts, certificates, securities, warrants or other instruments be unissued or issued and thereafter acquired by the Corporation.

The Board of Directors shall have the power to provide for the issuance of (i) capital stock or bonds or other obligations convertible, at the option of the holder, into shares of any class or classes or of any series of any class or classes of capital stock of the Corporation, or (ii) any other right or option to acquire such shares, all upon such terms as may be fixed by the Board of Directors.

FIFTH : The Board of Directors shall have power to make, alter, amend and repeal By Laws of the Corporation, subject to the reserved power of the Stockholders to alter or repeal By Laws made by the Board

SIXTH : Proposed amendments to the Certificate of Incorporation of the Corporation shall be adopted upon receiving the affirmative vote of a majority of the votes cast by the holders of shares entitled to vote thereon and, in addition, if any class or series of shares is entitled to vote thereon as a class, the affirmative vote of a majority of the votes cast in each class vote.

SEVENTH : To the full extent that the laws of the State of Oklahoma, as they exist on the date hereof or as they may hereafter be amended, permit the limitation or elimination of the liability of Directors or officers, no Director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for damages for breach of any duty owed to the Corporation or its stockholders. Neither the amendment or repeal of this Article nor the adoption of any provision of this Restated Certificate of Incorporation which is inconsistent with this Article shall apply to or have any effect on the liability or alleged liability of any Director or officer of the Corporation for or with respect to any act or omission of such Director or officer occurring prior to such amendment, repeal or adoption.

EIGHTH : The Board of Directors of the Corporation shall consist of not less than three nor more than seven members, the actual number to be determined by the Board of Directors from time to time. No Director of the Corporation may be removed by a vote of the stockholders, except for cause. Any directorship to be filled by reason of an increase in the number of Directors may be filled by election by a majority of the Directors then in office.

IN WITNESS WHEREOF, OZ Saferooms Technologies, Inc. has caused these Amended and Restated Articles of Incorporation to be duly executed this __ day of March, 2021.

OZ Saferooms Technologies, Inc.

By: /s/ Andrew P. Zagorski
    Andrew J. Zagorski
    President